Bioventus Inc.

4721 Emperor Boulevard, Suite 100

Durham, NC 27703

November 1, 2024

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re:	Bioventus Inc.
Registration Statement on Form S-3
Filed October 25, 2024
File No. 333-282836

To whom it may concern:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, Bioventus Inc. (the “Company”) hereby respectfully requests that the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-282836) be accelerated by the Securities and Exchange Commission to 4:00 p.m. Washington D.C. time on November 4, 2024 or as soon as practicable thereafter.

The Company requests that we be notified of such effectiveness by a telephone call to Jennifer A. Yoon of Latham & Watkins LLP at (617) 880-4540 and that such effectiveness also be confirmed in writing.

Very truly yours,

Bioventus Inc.

By:	/s/ Anthony D’Adamio
Anthony D’Adamio
Senior Vice President, General Counsel, Secretary

cc:	Wesley C. Holmes, Latham & Watkins LLP

Jennifer A. Yoon, Latham & Watkins LLP